CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the amended Annual Report of Nevsun Resources Ltd. (the “Company”) on Form 40-F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, John A. Clarke, the President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ John A. Clarke

John A. Clarke

President and Chief Executive Officer

April 4, 2008

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